Sangui BioTech International , Inc.
Alfred-Herrhausen-Str. 44
D-58455 Witten
Phone: 49-2302-915200
Fax: 49-2302-915191

October 21, 2008

Jeffrey Riedler
Jennifer Riegel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Sangui Biotech International, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed September 5, 2008
         File No. 0-29233

Dear Mr. Riedler and Ms. Riegel:

We have reviewed your letter dated September 11, 2008 and in response to your comments regarding Sangui Biotech International, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed September 5, 2008 we have taken the following actions:

General

1.    The Company has filed its Form 10-KSB for the period ended June 30, 2008.  Accordingly, we have revised the Company’s Preliminary Proxy Statement on Schedule 14A filing to specifically state that the Company intends to include a copy of its Form 10-KSB for the period ended June 30, 2008 in its mailing.  The language mentioning the annual report, which is in two places, will read as follows, respectively:

    “A copy of our annual report for the year ended June 30, 2008 is being mailed with this proxy statement and notice of meeting”

    and,

    "Our annual report for the year ended June 30, 2008 is being sent to each stockholder of record along with this proxy statement."

Proposal 3

2.    The Company has no current plans to issue the newly authorized shares as a result of approval the Amended and Restated Articles.  Therefore, as requested we have amended the language found on page 13 of the Company’s Preliminary Proxy Statement on Schedule 14A to read as follows:

    "Purposes of the Amendment

    The primary purpose of the Amendment is to provide additional shares of common stock which may be used by us for any number of reasons including, but not limited to, the issuance in connection with future financing activities of the Company; the increase in the number of shares available to be issued for issuance to holders of convertible preferred stock, loans, options and warrants granted prior to or after the date hereof; to establish additional employee compensation plans or to increase the shares available under current plans; to issue shares upon conversion of other equity or debt securities; for issuance in connection with future corporate acquisitions; or other corporate purposes.  The Company currently has no plans to issue any of the newly authorized shares under the Amended and Restated Articles.

    Upon the effective date of the Amendment, we will have 200,000,000 shares of common stock authorized and available for future issuance. The Board of Directors believes that the increase in the number of authorized shares of common stock will make a sufficient number of shares available, should we decide to use our shares for one or more of such previously mentioned purposes or otherwise. We reserve the right to seek a further increase in authorized shares from time to time in the future as considered appropriate by the Board of Directors."

*       *       *

Additionally, we will make the following date adjustments in the filing.  The record date will remain the same, September 22, 2008, however, because of the delay in finishing the 2008 financials and the new printing timelines required, the new mailing date will be November 4, 2008 and the new meeting date will be Novemeber 18, 2008.  The times will remain unchanged.  The signatures on all materials will be dated as of the same date, or later, that we receive a "no further action" letter from your office.

There will be no other modifications to the Preliminary Proxy Statement on Schedule 14A materials.

If this is sufficient to address your concerns we would appreciate if you would forward your response to our corporate counsel as well as our offices.  Their contact information is as follows:

Chachas Law Group P.C.,
attn: J. Anthony Rolfe
Facsimile number (619) 239-2990

Upon receipt of your "no further action" letter we intend to file our Definitive Proxy Statement on Schedule 14A.

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        /s/ Thomas Striepe
                                        _____________________________
                                        Thomas Striepe
                                        Chief Executive Officer